Exhibit 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges
Nine Months Ended September 30, 2002
(In thousands)

Earnings
Income before interest expense, net of ATC equity earnings	$32,997
Add:
Income tax items	15,167
Income tax on other income	1,085
Income distribution from equity investee	2,146
AFUDC - borrowed funds	156
Interest on rentals*	687
Amortization of debt discount	321
Total earnings before interest and taxes	$52,559

Fixed Charges
Interest on long-term debt	$8,856
Amortization of debt discount	321
Other interest	393
Interest on rentals*	687
Total fixed charges	$10,257

Ratio of Earnings to Fixed Charges	5.12x

*Represents one-third of the total rental expense.